Exhibit 99.3

June 18, 2021

Reference: 78346/5
Nouveau Monde Graphite Inc. 331 Brassard Street Saint-Michel-des-Saints, Québec, Canada J0K 3B0

RE:      Nouveau Monde Graphite Inc. (the “Corporation”)

Re:      Prospectus Supplement dated June 18, 2021

Dear Sirs / Mesdames:

We refer to the prospectus supplement dated June 18, 2021 (the “Prospectus Supplement”) to the short form base shelf prospectus of the Corporation dated May 19, 2021, which together are included in and form a part of the Corporation’s registration statement on Form F-10 (File no. 333-256340) (the “Registration Statement”), relating to the issue and sale of common shares of the Corporation.

We consent to the references in the Registration Statement to our name under the heading “Legal Matters” of the Prospectus Supplement, and to the use of and references in the Registration Statement to our name and our legal opinion under the heading “Certain Canadian Federal Income Tax Considerations” of the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

(signed) Blake, Cassels & Graydon LLP

Blake, Cassels & Graydon LLP